X 3-5

BB

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

04004318

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pyramid Funds Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Everett Road Ext.
(No. and Street)

Albany, New York 12205
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott, Stackrow & Co., CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

314 Hoosick Street, Troy , New York 12180
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2004
WASH. D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A 3/29

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Biondo, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Funds Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

SANDRA A. GATUS
Notary Public, State of New York
No. 01GA[illegible]
Qualified in Albany County
Commission Expires April 13, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYRAMID FUNDS CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2003 AND 2002

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

We have audited the accompanying balance sheets of Pyramid Funds Corporation as of December 31, 2003 and 2002, and the related statements of income and comprehensive income, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Funds Corporation as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Scott, Stackrow & Co. CPA's, P.C.

Troy, New York
February 24, 2004

PYRAMID FUNDS CORPORATION
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current Assets		
Cash and cash equivalents	$ 1,702	$ 112,650
Accounts receivable	88,495	78,221
Investments - marketable equity securities	190,485	122,305
Prepaid expenses	6,547	7,107
Prepaid income taxes	516	909
Total Current Assets	287,745	321,192
Property and Equipment		
Furniture and equipment	127,368	72,903
Less: Accumulated depreciation	68,831	66,822
Property and Equipment, net	58,537	6,081
Other Assets		
Officer loan receivable	-	17,800
Loans receivable - related companies	45,242	51,321
Total Other Assets	45,242	69,121
TOTAL ASSETS	$ 391,524	$ 396,394

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current Liabilities		
Accounts payable	$ 16,401	$ 14,594
Accrued payroll	8,251	7,967
Profit sharing payable	20,517	-
Other current liabilities	13,154	-
Total Current Liabilities	58,323	22,561
Other Liabilities		
Officer loan payable	24,803	-
Total Liabilities	83,126	22,561
Stockholders' Equity		
Common stock - no par value, 200 shares authorized 56.66 shares issued and outstanding	5,000	5,000
Retained earnings	284,396	380,227
Unrealized gain (loss) on marketable equity securities	29,512	(884)
Less: Treasury Stock, 53.34 shares at cost	(10,510)	(10,510)
Total Stockholders' Equity	308,398	373,833
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 391,524	$ 396,394

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Income		
Commission income	$ 669,071	$ 678,665
Interest and dividends	2,021	4,196
Gain (loss) on sale of marketable securities	-	158,319
Management fee income	80,000	12,000
Total Income	751,092	853,180
Operating Expenses		
Payroll expense	172,638	166,327
Payroll expense - officers	144,400	104,800
Payroll tax expense	28,675	22,168
Commissions	130,421	202,036
Group medical/dental	44,811	44,423
Profit sharing plan	20,517	-
Office	48,669	38,698
Meals and entertainment	9,090	23,986
Travel promotion	30,188	42,158
Vehicle expense	23,387	17,723
Professional fees	12,525	9,461
Utilities and telephone	9,989	9,351
Interest expense	3,853	3,340
Advertising	667	449
Rent	12,000	12,000
Depreciation	2,009	1,452
Insurance	6,515	2,169
Donations	1,420	414
Dues and subscriptions	2,508	348
Assessment and training fees	5,650	3,954
Miscellaneous	15,875	666
Total Operating Expenses	725,807	705,923
Net Income Before Provision for Taxes	25,285	147,257
Income Tax Expense	393	-
Net Income	24,892	147,257
Other Comprehensive Income		
Unrealized gain (loss) on available for sale securities, net of reclassification adjustment for gain included in net income	30,396	(152,719)
Comprehensive Income	$ 55,288	$ (5,462)
Accumulated Comprehensive Income, beginning	$ (884)	$ 151,835
Other Comprehensive Income	30,396	5,600
Less: Reclassification adjustment for gain included in net income	-	(158,319)
Accumulated Comprehensive Income (Loss) ending	$ 29,512	$ (884)

The accompanying notes are an integral part of these financial statements.

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION
STATEMENTS OF CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Retained Earnings, beginning	$ 380,227	$ 271,627
Net Income	24,892	147,257
Shareholder distribution	(120,723)	(38,657)
Retained Earnings, ending	$ 284,396	$ 380,227

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows From Operating Activities		
Net income	$ 24,892	$ 147,257
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,009	1,452
(Gain) loss on sale of marketable securities	-	(158,319)
(Increase) decrease in:		
Accounts receivable	(10,274)	32,518
Prepaid expenses	560	186
Prepaid income taxes	393	-
Increase (decrease) in:		
Accounts payable	1,807	3,065
Accrued payroll	284	1,194
Other current liabilities	33,671	-
Net Cash Provided by Operating Activities	53,342	27,353
Cash Flows From Investing Activities		
Purchase of marketable securities	(37,784)	(103,171)
Proceeds from sale of marketable securities	-	258,319
Purcase of fixed assets	(54,465)	-
Loan receivable	6,079	(38,383)
Net Cash Provided (Used) by Investing Activities	(86,170)	116,765
Cash Flows From Financing Activities		
Proceeds from shareholder loan	48,403	-
Shareholder distribution	(126,523)	(38,657)
Net Cash Used by Financing Activities	(78,120)	(38,657)
Net Increase (Decrease) in Cash and Cash Equivalents	(110,948)	105,461
Cash and Cash Equivalents, January 1,	112,650	7,189
Cash and Cash Equivalents, December 31,	$ 1,702	$ 112,650

Supplemental Disclosures of Cash Flow Information

	2003	2002
Cash paid during the year for:		
Interest	$ 1,089	$ 3,340
Taxes	-	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pyramid Funds Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides brokerage services for mutual funds and annuities from its location in Albany, New York.

Marketable Equity Securities

The Company's marketable securities consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date.

Since the Company does not intend to sell these securities in the near term, they are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses reported as a separate component within the stockholders' equity section of the balance sheets. Realized gains and losses on all marketable securities are determined by specific identification and are charged or credited to current earnings.

Income Taxes

The Company reports income for tax purposes on the cash basis.

The Company has elected, effective January 1, 1996, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the shareholders are liable for Federal and State income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability except New York minimum franchise tax has been included in the financial statements.

Depreciation

Depreciation expense related to furniture, equipment and improvements is calculated using straight line and accelerated methods over their estimated useful lives.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and Equipment are stated at cost. Major expenditures for property acquisitions and those expenditures which substantially increase useful lives are capitalized. Expenditures for maintenance, repairs and minor replacements are expended as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation or amortization is removed from the accounts and resulting gains or losses are included in income.

Cash Equivalents

The Company considers all cash on hand and in banks, including in book overdraft positions, certificates of deposits and other highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Compensated Absences

Employees of the Company are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when paid to employees.

NOTE 2 – RELATED PARTY TRANSACTIONS

Various amounts have been advanced to/from the Company's officers and other businesses owned by the shareholders. There is no set repayment schedule and interest has been provided at various rates. The net amount due from officers and other businesses at December 31, 2003 and December 31, 2002 is $20,439 and $69,121, respectively.

The Company rents its facility on a month to month basis from a corporation owned by shareholders of the Company. Rent paid for 2003 and 2002 is $12,000 and $12,000, respectively.

The Company received management fees income from a company owned by the shareholders. Income for 2003 and 2002 are $80,000 and $12,000, respectively.

NOTE 3 – MARKETABLE EQUITY SECURITIES

Investments classified as available for sale are carried at the fair value and consist of the following at December 31, 2003:

	Cost	Market
275 shares - Corinthian Colleges, Inc.	$ 17,721	$ 15,265
1,977.821 shares - ASAF Marsico Capital Growth Fund	20,018	26,186
3006.741 shares - SunAmerica Focused Large-Value A	35,062	45,251
473.485 shares Sun America Focused 2000 CIA	5,000	7,118
1,000 shares - Walt Disney Co. (Dis.)	17,511	23,330
1,000 shares - General Electric Co. (GE)	23,991	30,980
250 shares - Intl Business Machs (IBM)	19,808	23,170
500 shares - Weight Watchers Intl Inc. (WTW)	21,862	19,185
Total	$ 160,973	$ 190,485

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2003:

	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	$ 31,207	$ 29,482	$ 1,725
Equipment	30,244	23,350	6,894
Leasehold improvements	17,514	15,841	1,673
Vehicles	48,403	158	48,245
Total	$ 127,368	$ 68,831	$ 58,537

NOTE 5 - GUARANTEES

The company, along with its shareholders, are guarantors of a line of credit that a related company has with a local bank. The line of credit has a balance of $0 at December 31, 2003. The line of credit has a $60,000 limit, matures on June 1, 2004, and carries interest at prime rate.

NOTE 6 – COMMITMENTS

The Company rents its office facility on a month to month basis. Total rents paid for the facility during 2003 and 2002 were $12,000 and $12,000, respectively. See Note 2.

NOTE 7- CORRECTION OF ERROR

Comprehensive income in 2002 has been restated to reflect the reclassification adjustment for the portion of the gain on sale of securities that was included in net income during the year ended December 31, 2002, after having been included in comprehensive income in prior years.

The effect of the correction is to reduce other comprehensive income for the year ended December31, 2002 by $158,319, and to reduce comprehensive income for the year ended December 31, 2002 by $158,319.

This change has no effect on net income as previously presented.

NOTE 8 - RECLASSIFICATION OF FINANCIAL PRESENTATION

Certain reclassifications have been made to the December 31, 2002 financial statements to conform with the December 31, 2003 presentation. Such reclassifications have had no effect on net income as previously reported.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees who have one year of service and who are 21 years of age. Contributions are determined annually by the board of directors and may range from 0.00% - 15.0%. Contributions for the years ended December 31, 2003 and 2002 are $20,517 and $0 respectively.

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

Our report on our audit of the basic financial statements of Pyramid Funds Corporation for 2003 and 2002 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report on Schedules I through VIII, inclusive, is presented for the purpose of additional analysis and as required by Rule 17a-5 of the Securities and Exchange Commission, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott, Stackrow & Co. CPA's, P.C.

Troy, New York
February 24, 2004

ADDITIONAL INFORMATION

PYRAMID FUNDS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

SCHEDULE I

ASSETS

Assets	
Cash	$ 1,702
Accounts receivable	88,495
Investments - Marketable securities, at market value	190,485
Prepaid expenses	6,547
Prepaid income taxes	516
Loans receivable	45,242
Property and equipment, net of depreciation	58,537
TOTAL ASSETS	$ 391,524

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 16,401
Accrued payroll	8,251
Other current liabilities	33,671
Officer loan payable	24,803
Total Liabilities	83,126
Stockholders' Equity	
Common stock	5,000
Retained earnings	313,908
Total	318,908
Less: Treasury stock	(10,510)
Total Stockholders' Equity	308,398
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 391,524

PYRAMID FUNDS CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE II

Revenues	
Commissions	$ 669,071
Interest and dividends	2,021
Mangement fee income	80,000
Gain - unrealized on firm securities investment account	30,396
Total Revenues	781,488
Operating Expenses	
Payroll	348,001
Commissions	130,921
Other expenses	247,278
Total Expenses	726,200
Net Income	$ 55,288

PYRAMID FUNDS CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

SCHEDULE III

Total ownership equity from statement of financial condition	$ 308,398
Total non allowable	(185,684)
Net capital before haircuts on securities positions	122,714
Haircuts on trading securities	(30,220)
Net Capital	$ 92,494

PYRAMID FUNDS CORPORATION
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2003

SCHEDULE IV

	Capital Stock	Retained Earnings	Treasury Stock	Total
STOCKHOLDERS' EQUITY				
Balance, Janaury 1, 2003	$ 5,000	$ 379,343	($ 10,510)	$ 373,833
Add: Net income	0	55,288	0	55,288
Less: Shareholder distribution	0	(120,723)	0	(120,723)
Balance, December 31, 2003	$ 5,000	$ 313,908	($ 10,510)	$ 308,398
NET CAPITAL COMPUTATION				
Balance, December 31, 2003 (above)	$ 5,000	$ 313,908	($ 10,510)	$ 308,398
Less: Non-allowable Equity:				
Accounts receivable	0	(74,842)	0	(74,842)
Fixed assets, net	0	(58,537)	0	(58,537)
Deferred loans receivable	0	(45,242)	0	(45,242)
Other assets	0	(7,063)	0	(7,063)
Qualified Equity	5,000	128,224	(10,510)	122,714
Less: Haircut on trading securities:				
Investments at market value:				
Common Stocks (100,893x15%)	0	(15,134)	0	(15,134)
Mutual Funds (60,080 x 15%)	0	(9,012)	0	(9,012)
Money Market (1,321 x 2%)	0	(26)	0	(26)
Undue Concentration	0	(6,048)	0	(6,048)
	$ 5,000	$ 98,004	($ 10,510)	$ 92,494

PYRAMID FUNDS CORORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2003

SCHEDULE V

Minimum net capital requirement (6 2/3% of $83,126)	$ 5,545
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	25,000
Net Capital Requirement	$ 25,000
Excess net capital	$ 67,494
Excess net capital at 1000%	$ 67,494

Computation of Aggregate Indebtedness

Total Liabilities	$ 83,126
Percentage of aggregate indebtedness to net capital $83,126/$92,494	0.8987

PYRAMID FUNDS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE VI

Balance, beginning of year	$ 373,833
Net Income	55,288
Shareholder distribution	(120,723)
Balance, end of year	$ 308,398

PYRAMID FUNDS CORPORATION **SCHEDULE VII**
STATEMENT OF CASH FLOWS WITH SECURITY INVESTMENTS STATED AT MARKET VALUE
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities	
Net income	$ 55,288
Non Cash items included in net income	
Depreciation	2,009
Gain on sale of marketable securities	(30,396)
(Increase) decrease in receivables/prepaid expenses	(9,321)
Increase (decrease) in payables	35,762
Net Cash Provided by Operating Activities	53,342
Cash Flows From Investing Activities	
Purchase of marketable securities	(37,784)
Purchase of fixed assets	(54,465)
Increase in loan receivable	6,079
Net Cash Provided by Investing Activities	(86,170)
Cash Flows From Financing Activities	
Proceeds from shareholder loan	48,403
Shareholder distributions	(126,523)
Net Cash Used by Financing Activities	(78,120)
Net Decrease in cash and cash equivalents	(110,948)
Cash and cash equivalents, January 1, 2003	112,650
Cash and cash equivalents, December 31, 2003	$ 1,702

PYRAMID FUNDS CORPORATIONS
NOTES TO FORM X-17A-5 (FOCUS REPORT)
DECEMBER 31, 2003

NET CAPITAL REQUIREMENTS

The quarterly unaudited Form X-17A-5, Focus Report, Part II prepared by Pyramid Funds Corporation for the period ending December 31, 2003 was compared with the audited report at December 31, 2003. Differences resulted from year end adjusting entries.

Pursuant to provisions of Section O of the Securities Investors Act of 1970, as amended, Pyramid Fund Corporation has, as its collection agent the National Association of Security Dealers, Inc., and has a certificate of exclusion from the membership (Form S.I.P.C.-3). It is our opinion that the filing of Form S.I.P.C.-3 on January 2, 1980, is a continuous election and Pyramid Funds Corporation, in regard to its 2003 operation, continued to operate in accordance with its exclusive under section 3(a) 2 of the Securities Investors Act of 1970.

NOTE 1 - MARKETABLE SECURITIES

Investments are carried at market value as required by the National Association of Securities Dealers, Inc.

Investments consist of the following:

	Cost	Market Value
275 shares - Corinthian College, Inc.	$ 17,721	$ 15,265
1,977.821 shares ASAF Marsico Cap Growth Fund	20,018	26,186
3,006.741 shares Sun America Focused Large Capital Fund - Value A	35,062	45,251
473.485 shares Sun America Focused 2000 CLA	5,000	7,118
1,000 shares Walt Disney Co.	17,511	23,330
1,000 shares General Electric Co.	23,991	30,980
250 shares Intl. Business Machs	19,808	23,170
500 shares Weight Watchers Intl. Inc.	21,862	19,185
Total	$ 160,973	$ 190,485

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

In planning and performing our audit of the financial statements and supplemental schedules of Pyramid Funds Corporation for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Scott, Stackrow & Co. CPA's, P.C.

Troy, New York
February 24, 2004